                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15-(D) OF THE SECURITIES EXCHANGE ACT OF 1934

     For the fiscal year ended December 31, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

     For the transition period from      to

     Commission file number 333-37959

A.   Full title of the plan:

                       RCN SAVINGS & STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                RCN CORPORATION
                              105 Carnegie Center
                          Princeton, New Jersey 08540

RCN Corporation
RCN Savings & Stock Ownership Plan
Table of Contents
December 31, 2000 and 1999

RCN SAVINGS & STOCK
OWNERSHIP PLAN
FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2000 AND 1999
AND FOR THE YEARS ENDED
DECEMBER 31, 2000 AND 1999 AND SUPPLEMENTAL SCHEDULES

RCN SAVINGS & STOCK OWNERSHIP PLAN
INDEX TO THE FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                                                          PAGE(S)
Report of Independent Accountants                                                                           1

Financial Statements:
   Statements of Net Assets Available for Benefits                                                          2
   Statements of Changes in Net Assets Available for Benefits                                               3
   Notes to Financial Statements                                                                          4-8

Supplemental Schedules:
   Schedule H Item 4(i)* - Schedule of Assets (Held at End of Year)                                         9

   Schedule H Item 4(j)* - Reportable Transactions                                                         10

   Schedule G, Part III -- Nonexempt Transactions                                                          11


         *Refers to item numbers in Form 5500 (Annual Return/Report of Employee Benefit Plan) for the plan periods ended December 31, 2000, which items are incorporated herein by reference

                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of RCN Savings & Stock Ownership Plan


In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the RCN Savings & Stock Ownership Plan (the "Plan") at December 31, 2000 and 1999 and the changes in net assets available for benefits for the years ended December 31, 2000 and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year, Reportable Transactions and Non-exempt Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. These supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

June 29, 2001

RCN SAVINGS & STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------


            ASSETS                                  2000            1999

Investments (see Note 3)                     $22,815,289     $37,270,594
Receivables:
  Employer contributions                         721,649          88,682
  Participant contributions                    2,054,052         279,382
  Dividends                                       25,350          23,560
                                             -----------     -----------
Net assets available for benefits            $25,616,340     $37,662,218
                                             ===========     ===========

The accompanying notes are an integral part of the financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

                                                                 2000              1999
Additions to net assets attributed to:
  Investment income:
    Net (depreciation) appreciation in fair market value
      of investments                                         $(24,504,247)      $14,338,550
    Interest/dividends                                          1,619,526           934,210
  Contributions:
    Employer                                                    3,603,074         2,900,236
    Participants                                               10,433,014         5,652,385
                                                             ------------      ------------
        Total additions                                        (8,848,633)       23,825,381
                                                             ------------      ------------
Deductions:
  Benefits paid to participants                                 3,188,195         4,217,292
  Administrative fees                                               9,050             6,300
  Transfer of assets to other plans                                    --            11,995
                                                             ------------      ------------
        Total deductions                                        3,197,245         4,235,587
                                                             ------------      ------------
(Decrease) increase in net assets available for benefits      (12,045,878)       19,589,794
Net assets available for benefits:
  Beginning of year                                            37,662,218        18,072,424
                                                             ------------      ------------
  End of year                                                 $25,616,340       $37,662,218
                                                             ============      ============

The accompanying notes are an integral part of the financial statements.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------
  1. DESCRIPTION OF PLAN

     The following brief description of RCN Savings and Stock Ownership Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

     GENERAL

     The Plan, established on October 1, 1997, is a defined contribution plan covering substantially all employees of RCN Corporation and its subsidiaries (the "Company") who have attained the age of eighteen and have three months of enlisted service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974.

     CONTRIBUTIONS

     Participants in the Plan may contribute between 1% and 15% of their annual compensation. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. The Company contributes on behalf of each participant an amount not to exceed 100% of the first 3.5% of the participant's contribution. All Company contributions are used to purchase common stock of RCN. Contributions are subject to certain limitations.

     Participants may change salary deferral elections as of each of the following entry dates (January 1, April 1, July 1 and October 1). Participants may change investment elections on a daily basis, subject to limitations on RCN stock.

     Participants may direct the investment of their contribution into various investment options offered by the Plan. The Plan currently offers thirteen mutual funds and a RCN Common Stock Fund as investment options for participants.

     PARTICIPANT'S ACCOUNT

     Each participant's account is credited with the participant's contribution and allocations of the Company's contribution and Plan earnings, and charged with an allocation of administrative expenses. Allocations are based upon participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account balance.

     VESTING

     Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution portion of their accounts plus earnings thereon is based on years of continuous service as indicated in the following table:

     YEARS OF SERVICE                                PERCENTAGE VESTED
     ----------------                                -----------------
     Less than 2                                             0%
     2 but less than 3                                      25%
     3 but less than 4                                      50%
     4 but less than 5                                      75%
     5 or more                                             100%

     PLAN BENEFITS

     On termination of service benefits are payable in a lump-sum at the election of the participant. However, the Plan administrator may require a lump-sum distribution of a terminated participant's account if the vested account balance is $5,000 or less.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

     A participant may elect to have the lump-sum distribution paid in cash or RCN Corporation common stock. If a member elects to receive stock, only whole shares are distributed with cash being distributed in lieu of fractional shares.

     Additionally, the Plan permits participants to withdraw a portion or all of their vested account balance. These special distributions include in service distributions and hardship withdrawals. An active participant may request an in service distribution upon attaining age 59-1/2. A hardship withdrawal may be granted to a participant for emergency circumstances as defined by the Plan.

     PARTICIPANT LOANS

     Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000, subject to a minimum of $1,000. Loan transactions are treated as a transfer to (from) the investment fund from
     (to) the Loan Fund. Loan terms range from 1-5 years unless the loan is for the purchase of a primary residence, for which the maximum term is
     30 years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus one hundred basis points.
     Principal and      interest is paid ratably through payroll deductions.

     FORFEITURED ACCOUNTS

     At December 31, 2000, forfeited nonvested accounts totaled $334,529. These accounts will be used to reduce future employer contributions. During 2000, employer contributions were reduced by $187,718 from forfeited nonvested accounts.

  2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING

     The financial statements of the Plan are prepared under the accrual method of accounting.

     INVESTMENT VALUATION AND INCOME RECOGNITION

     The Plan's investments (see Note 3) are stated at fair value. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The guaranteed investment contracts held in the Merrill Lynch Retirement Preservation Trust Fund are valued at fair value. The Company stock is valued at its quoted market price. Participant loans are valued at cost which approximates fair value.

     Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     INVESTMENTS IN COMMON COLLECTIVE TRUST

     The Merrill Lynch Retirement Preservation Trust Fund (the "Trust Fund") invests in various term guaranteed insurance contracts and maintains a cash reserve balance with all excess funds. The average yield and the weighted average crediting interest rate are based on the underlying contracts.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

     The Trust Fund's investment contracts are reported at their estimated fair value. The investment contracts are nontransferable but provide for benefit responsive withdrawals by plan participants at contract value. Benefit responsive withdrawals are provided for on a proportional basis by the issuers of the investment contracts. In determining fair value, the Plan's trustee's valuation committee primarily considers such factors as the benefit responsiveness of the investment contract and the ability of the parties to the investment contract to perform in accordance with the terms of the contract. Generally, fair value approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). If, however, an event has occurred that may impair the ability of the contract issuer to perform in accordance with the contract terms, fair value may be less than contract value. The contract value of the Trust Fund at December 31, 2000 and 1999 is $2,359,075 and $2,166,691, respectively.

     The average yield and crediting interest rates were approximately 6.1 percent for the years ended December 31, 2000 and 1999.

     EXPENSES OF THE PLAN

     Trustee fees of the Plan are paid by the Company. Fees and other costs incurred are paid by the Plan, then allocated to each investment fund.

     BENEFIT PAYMENTS

     Benefits are recorded when paid.

     USE OF ESTIMATES

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     RISKS AND UNCERTAINTIES

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

3.   INVESTMENTS

The following presents investments that represent 5 percent or more of the Plan's net assets:


                                                           DECEMBER 31
                                                 ------------------------------
                                                    2000           1999
Investments at fair value:
  Merrill Lynch Retirement Preservation Trust    $2,359,075      $2,166,691
  Merrill Lynch Growth Fund                       2,537,980       2,792,961
  Merrill Lynch Capital Fund                      2,187,684       2,071,335
  Merrill Lynch Basic Value Fund                  3,467,370       3,424,330
  Van Kampen Emerging Growth Fund                 1,355,932              --
  Shares of RCN Common Stock*                     4,193,886      21,506,640


During 2000, the Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, depreciated in value by $24,504,247 as follows:


Common Collective Trust                   $         7,930
Mutual Funds                                  (2,639,054)
Common Stock*                                (21,873,123)
                                             ------------
                                            $(24,504,247)
                                             ============

*Participant and Nonparticipant directed

4.  NONPARTICIPANT DIRECTED INVESTMENTS

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant directed investments is as follows:

                                                           DECEMBER 31,
                                                    ------------------------
                                                      2000             1999
Net assets:
  Common Stock                                      $3,383,516      $11,545,261
                                                    ==========      ===========
Changes in net assets:
  Contributions                                                       3,603,074
  Net depreciation in fair value of investments                     (11,785,956)
  Benefits paid to participants                                         (14,101)
  Administrative fees                                                      (162)
  Interfund transfers                                                    35,400
                                                                    ------------
                                                                    $(8,161,745)
                                                                    ------------

RCN SAVINGS & STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2000 AND 1999
--------------------------------------------------------------------------------

5.   PLAN TERMINATION

     Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

6.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Merrill Lynch. Merrill Lynch is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the administrative services amounted to $9,050 for the year ended December 31, 2000.

     As described in Note 1, participants may choose to purchase common stock of RCN Corporation, the Plan Sponsor. During 2000, purchases of $2,765,657 were made, and proceeds of $985,699 were received from sales of RCN Corporation's common stock.

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated March 11, 1999, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). The Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE H ITEM 4(i)- SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2000
--------------------------------------------------------------------------------

                                                                                                         CURRENT
IDENTITY OF ISSUE                     INVESTMENT TYPE                                                     VALUE
*Merrill Lynch Retirement
  Preservation Trust                  Common Collective Trust                                      $      2,359,075
*Merrill Lynch S&P Index 500          Registered Investment Company                                         897,189
*Merrill Lynch Growth Fund            Registered Investment Company                                       2,537,980
*Merrill Lynch Capital Fund           Registered Investment Company                                       2,187,684
*Merrill Lynch Basic Value Fund       Registered Investment Company                                       3,467,370
*Merrill Lynch Corporate Bond Fund    Registered Investment Company                                         674,812

Ivy International Fund                Registered Investment Company                                         811,310
Dreyfus Premium Worldwide Growth Fund Registered Investment Company                                         480,199
Van Kampen American Value Fund        Registered Investment Company                                         484,466
Van Kampen Emerging Growth Fund       Registered Investment Company                                       1,355,932
PIMCO High Yield Fund                 Registered Investment Company                                         166,594
Mass Investors Growth Stock Fund      Registered Investment Company                                       1,056,375
Alliance Quasar Fund                  Registered Investment Company                                         722,594

*RCN Common Stock                     Shares of RCN Common Stock(1)                                       4,193,886

*Paticipants' Notes                   Participants' loans with interest rates from 7.75% to 9.50%
                                        with maturity dates from 2000 to 2028                             1,419,823
                                                                                                   ----------------
                                                               Total                               $     22,815,289
                                                                                                   ================

* Party-in-interest

(1) The cost of the RCN Common Stock is $15,958,192

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE H ITEM 4(j)- REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 2000
--------------------------------------------------------------------------------
(UNAUDITED)

                                                      Number of       Purchase       Selling                  Current    Net
Identity of Party             Description of Asset   Transactions      Price          Price      Cost           Value    Gain (Loss)

RCN Corporation*         Shares of RCN Common Stock                   2,765,657                  2,765,657     2,765,657
                         Shares of RCN Common Stock                                  985,699     1,449,102                (463,406)


* Party-in-interest

RCN SAVINGS & STOCK OWNERSHIP PLAN
SCHEDULE G, PART III - NONEXEMPT TRANSACTIONS
DECEMBER 31, 2000
-------------------------------------------------------------------------------
(UNAUDITED)

                          RELATIONSHIP TO PLAN,
  IDENTITY OF PARTY         EMPLOYER OR OTHER         DESCRIPTION OF TRANSACTIONS INCLUDING MATURITY DATE, RATE OF
       INVOLVED             PARTY-IN-INTEREST                 INTEREST, COLLATERAL, PAR OR MATURITY VALUE

   RCN Corporation               Employer           Employee deferrals withheld on May 26, 2000 amounting
                                                    to $331,145 were not deposited until June 27, 2000.

                                                    Employee deferrals withheld on July 21, 2000 amounting
                                                    to $387,523 were not deposited until August 30, 2000.

                                                    Employee deferrals withheld on September 29, 2000
                                                    amounting to $371,096 were not deposited until
                                                    October 25, 2000.

                                                    Employee deferrals withheld on October 27, 2000
                                                    amounting to $416,868 were not deposited until
                                                    December 27, 2000.

                                                    Employee deferrals withheld on November 10, 2000
                                                    amounting to $428,041 were not deposited until
                                                    January 18, 2001.

                                                    Employee deferrals withheld on November 24, 2000
                                                    amounting to $408,243 were not deposited until
                                                    January 22, 2001.


                                   SIGNATURES


     Pursuant to the requirements of The Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


RCN SAVINGS & STOCK
OWNERSHIP PLAN




DATE: June 29, 2001                     By: /s/ Louis J. Monari
                                            -------------------
                                        SVP, Human Resources

                       CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (No. 333-37959) of RCN Corporation of our report dated June 29, 2001 relating to the financial statements of the RCN Savings & Stock Ownership Plan for the year ended December 31, 2000, which appears in this Form 11-K.

/s/ PricewaterhouseCoopers LLP
Philadelphia, Pennsylvania

June 29, 2001